SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                  RYANAIR PROFITS RISE BY 18% TO RECORD EUR237M.
                    TRAFFIC GROWTH OF 29%, NET MARGIN OF 25%


Ryanair, Europe's No. 1 low fares airline, today (Monday, 7th November 2005) announced record half year profits of EUR237m. Traffic grew by 29% to 18.0m passengers, yields increased by 3% and as a result total revenues rose by 33% to EUR946.2m. Unit costs increased by 8% (excluding fuel they fell by 7%) as fuel costs rose by 108% to EUR236.9m. As a result of these significantly higher fuel costs, Ryanair's adjusted after tax margin for the half year fell by 3 points to 25% as adjusted net profit increased by 18% to EUR237m.


Summary Table of Results (IFRS) - in Euro
Half Year Ended                     Sept 30,       Sept 30,          %
                                       2004           2005        Increase
Passengers                            14.0m          18.0m          29%
Revenue                           EUR710.3m      EUR946.2m          33%
Profit after Tax (note 1)         EUR201.2m      EUR237.0m          18%
Basic EPS (Euro Cents)               26.49          31.00           17%
(note1)

Note 1:Adjusted profit after tax and EPS during the half year ended 30 September 2005 excludes a receipt, net of tax, of EUR5.2m arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.


Announcing these results Ryanair's Chief Executive, Michael O'Leary, said:


"These record traffic and profits reflect the continued successful roll-out of Ryanair's lowest fare model despite difficult trading conditions characterised by record high fuel prices and intense competition. It also demonstrates the robustness of the Ryanair model, which delivers significant profits and passenger growth even during turbulent periods while many competitors are losing money.

"As anticipated, yields were 3% higher than last year despite a 29% increase in seat capacity. These slightly higher yields reflect the multiple fuel surcharges imposed by European flag carriers, which have continued to widen the gap between their high fares and Ryanair's lowest fares. We have again reaffirmed our commitment not to impose fuel surcharges on our passengers and reaped the benefits of this strategy in terms of significant traffic growth and slightly higher yields during the half year. Ancillary revenues grew by 40% significantly faster than the growth in passenger volumes and this year we expect that they will continue to outpace passenger growth.

"Unit costs increased by 8% primarily due to higher fuel costs. Excluding fuel all other unit costs were reduced by 7% thanks to the addition of more lower cost and efficient Boeing 737-800's, new lower cost airport and base agreements and continuing tight control over all other cost lines. We continue to focus aggressively on costs and anticipate that the cost reductions achieved will continue to partially offset the significantly higher oil prices.

"Our fuel costs rose by 108% to EUR237m as we were unhedged for almost the entire half year. For the remainder of this fiscal year, to March 2006, we are 90% hedged at rates equivalent to $49 per barrel. We are unhedged thereafter but continue to closely monitor forward prices with a view to hedging our requirements for summer of 2006. However, we expect that fuel prices will continue at these higher levels for some time.


"Our new routes and bases have performed well over the summer with Luton and Liverpool performing strongly whilst yields at Shannon continue to be lower than expected. We recently commenced operations at Pisa, our 13th European base, in October with 10 routes, and announced our 14th base at Nottingham - East Midlands which will open in March 2006 with two based aircraft and a total of 15 routes. We achieved a significant milestone during August by carrying more passengers on our shorthaul European network than British Airways did on their entire worldwide network in one month.

"During the half year, we exercised 14 Boeing 737-800 options for delivery in 2007, at which date we plan to sell on 5 older Boeing 737-800's delivered in 1999. This is a continuation of our strategy of operating the youngest fleet in Europe with the lowest unit operating costs and delivering the best on time performance. At our recent investor day conference Management highlighted that we plan to double passenger volumes and profits by 2012 and believe that we are still now in the early stages of low fare development in Europe. The exercise of these net 9 options is part of our strategy to continue to increase seat capacity to satisfy the growing demand for Ryanair's low fares.

"We continue to fight the levy of unjust taxes on our passengers and we welcome the recent announcement by the UK government that it would not impose a GBP1 tax on air tickets. This GBP1 tax was proposed by the CAA to cover their own failure to ensure that scheduled airlines had adequate financial resources to fly to and from the UK. We also oppose the GBP4bn BAA farce at Stansted Airport where the BAA airport monopoly propose to build facilities that the users at the airport unanimously oppose, as they are extravagant and over specified. The objective of this inflated proposal is to ensure that the BAA airport monopoly can claim a higher return on this GBP4bn of capital expenditure rather than the GBP400m to GBP600m, which more accurately reflects the cost of the facilities that the user airlines actually want them to build.

"In Ireland the recent decision by the Commission for Aviation Regulation to allow Dublin Airport to increase airport charges by 23% from January next to pay for a proposed 2nd terminal, 5 years before it is built and without any consultation with the airline users (despite previous government assurances) is beyond belief. We now have the bizarre situation that an over specified future airport development is being funded by increasing charges now even though not a sod has been turned on the facility, and there is no plan for it to be turned for quite some time.

"We continue to remain cautious in our outlook for the remainder of the fiscal year. We anticipate that the fare differentials between Ryanair and the flag carriers will be partially eroded as the fuel surchargers are forced to lower their underlying fares to compete with Ryanair's lower prices. We expect to achieve significant increases in passenger's volumes but also anticipate that yields in Q3 will be broadly in line with last year and Q4 yields will fall by a range of -5% to -10%, as previously guided. Our full year net profit guidance is unchanged. This winter we expect that there will be continued intense competition and there will be fewer low fare carriers in the market as higher fuel prices force more carriers out of the industry. Ryanair's combination of the lowest fare in every market, our lowest cost base and industry leading customer service will enable us to grow across Europe to the benefit of our passengers, our people and our shareholders".

ENDS.                     Monday, 7th November  2005

For further               Howard Millar              Pauline McAlester
information               Ryanair Holdings Plc       Murray Consultants
please contact:           Tel: 353-1-8121212         Tel: 353-1-4980300
www.ryanair.com





Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 15 bases and 266 low fare routes across 21 countries. By the end of March 2006 Ryanair will operate an entire fleet of 107 new Boeing 737-800 aircraft with firm orders for a further 127 new aircraft (net of planned disposals), which will be delivered over the next 7 years. Ryanair currently employs a team of 3,000 people and expects to carry approximately 35 million scheduled passengers in the current year.





Ryanair Holdings plc and Subsidiaries

Consolidated Income Statement in accordance with IFRS(unaudited)

                  Quarter            Quarter            Half year      Half year
                    ended              Ended                ended          ended
                  Sept30,            Sept30,              Sept30,        Sept30,
                     2005               2004                 2005           2004
                  EUR'000            EUR'000              EUR'000        EUR'000
Operating revenues
Scheduled
revenues           470,494            358,585              816,781       617,644
Ancillary
revenues           71,027              52,103              129,379        92,634
Total
operating
revenues
-continuing
operations         541,521            410,688              946,160       710,278
Operating
expenses
Staff               41,494             35,267               83,646        69,389
costs
Depreciation
and
amortisation        26,072             21,333               53,049        44,904
Other
operating
expenses
  Fuel & Oil       126,967             61,908              236,873       113,750
  Maintenance,      11,225             10,825               25,063        24,898
  materials
  and
  repairs
  Marketing         3,387              3,509                8,729         10,775
  and
  distribution
  costs
  Aircraft         10,679              8,152               20,737         16,236
  rentals
  Route            42,563             34,721               83,933         67,926
  charges
  Airport and      55,465             46,052              110,039         90,322
  Handling
  charges
  Other            21,440             18,275               41,977         36,691
Total
operating
expenses           339,292            240,042              664,046       474,891
Operating
profit before
exceptional
items              202,229            170,646              282,114       235,387
Aircraft
Insurance
Claim                  -                  -                5,939              -
Operating
profit after
exceptional
items              202,229            170,646              288,053       235,387
Other
(expenses)/
income
Foreign
exchange
gains/(losses)      (481)              (879)                 463           (759)
(Losses)/gain
on disposal of
fixed assets         (16)                 -                  (16)             6
Interest
receivable and
similar income      9,211              6,759               17,821         12,818
Interest
payable and
similar
charges            (18,364)           (13,259)             (36,799)     (25,921)
Total other
(expenses)/income   (9,650)            (7,379)             (18,531)     (13,856)
Profit before
taxation            192,579            163,267              269,522      221,531
Tax on profit
on ordinary
activities         (20,046)           (15,192)             (27,347)     (20,380)
Profit for
the                172,533            148,075              242,175       201,151
period
Earnings per ordinary share
  -Basic              22.51            19.50              31.68          26.49
  (Euro cent)
  -Diluted            22.35            19.38              31.47          26.32
  (Euro cent)

Adjusted earnings per ordinary
share*
  -Basicx             22.51             19.50             31.00           26.49
  (Euro cent)
  -Diluted            22.35             19.38             30.79           26.32
  (Euro cent)

Number of ordinary shares(in 000's)
  -Basic            766,453            759,351           764,509         759,315
  -Diluted          771,875            764,183           769,603         764,343

* Calculated on profit for the period before exceptional items(net of tax).





Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheets in accordance with IFRS(unaudited)

                                        September 30,        March 31,
                                                 2005             2005
                                              EUR'000          EUR'000
Non-current assets
Intangible assets                              46,841           46,841
Tangible assets                             2,117,760        2,092,283
Deferred tax                                   20,391            1,328
Total Non-current assets                    2,184,992        2,140,452
Current assets
Inventories                                    31,802           28,069
Other assets                                   26,924           24,612
Accounts receivable                            25,930           20,644
Deferred Tax                                    1,182                -
Derivative financial instruments              109,356                -
Restricted cash                               204,040          204,040
Financial assets: cash > 3months              406,752          529,407
Cash and cash equivalents                   1,195,555          872,258
Total current assets                        2,001,541        1,679,030
Total assets                                4,186,533        3,819,482
Current liabilities
Accounts payable                               62,651           92,118
Accrued expenses and other
liabilities                                   421,411          414,997
Current maturities of long term
debt                                          125,014          120,997
Derivative financial instruments                9,454                -
Current tax                                    28,518           21,190
Total current liabilities                     647,048          649,302
Other liabilities
Provisions for liabilities and
charges                                        12,381            7,236
Derivative financial instruments              152,488                -
Deferred tax                                  134,075          105,509
Other creditors                                75,548           29,072
Long term debt                              1,246,584        1,293,860
Total other liabilities                     1,621,076        1,435,677
Shareholders' funds - equity
Called - up share capital                       9,735            9,675
Share premium account                         576,639          565,756
Profit and loss account                     1,400,759        1,158,584
Other reserves                                (68,724)             488
Shareholders' funds - equity                1,918,409        1,734,503
Total liabilities and shareholders'
funds                                       4,186,533        3,819,482


Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statement in accordance with IFRS(Unaudited)

                                        Sept 30,      Sept 30,
                                            2005          2004
                                         EUR'000       EUR'000
Operating activities
Profit before taxation                   269,522       221,531
Adjustments to reconcile profits
before tax
To net cash provided by operating
activities
Depreciation                              53,049        44,904
(Increase) in inventories                 (3,733)          (30)
(Increase) in accounts receivable         (5,286)       (1,874)
Decrease/(increase) in other current       1,342        (1,372)
assets
(Decrease)/increase in accounts          (29,467)        7,426
payable
Increase in accrued expenses               6,175         9,479
Increase/(decrease) in other              19,294        (2,496)
creditors
Increase in maintenance provision          5,145         3,362
Interest receivable                       (3,654)         (635)
Interest payable                             (51)        1,097
Salary costs                                 289            47
Share based payment                          586             -
Income tax                                (1,727)          (38)
Net cash provided by operating           311,484       281,401
activities
Investing activities
Capital expenditure                      (78,526)     (208,496)
Financial assets: cash > 3months         122,655      (355,479)
                                          44,129      (563,975)
Financing activities
Net proceeds from shares issued           10,943           201
(Repayment)/increase in long debt        (43,259)       90,935
Net cash used in financing activities    (32,316)       91,136
Increase in cash and cash equivalents    323,297      (191,438)
Cash and cash equivalents at
beginning of                             872,258       744,260
period
Cash and cash equivalents at end of    1,195,555       552,822
period



Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with IFRS (unaudited)

                                   Share       Profit
                    Ordinary     premium     and loss        Other
                      shares     account      account     reserves        Total
                     EUR'000     EUR'000      EUR'000      EUR'000      EUR'000
Balance at April 1,
2005                   9,675     565,756    1,158,584          488    1,734,503
Issue of ordinary
equity shares             60      10,883            -            -       10,943
Movement in reserves       -           -            -      (69,212)     (69,212)
Profit for the period      -           -      242,175            -      242,175
Balance at September
30, 2005                9,735     576,639    1,400,759      (68,724)   1,918,409


Reconciliation of adjusted earnings per share(unaudited)

                                  Quarter      Quarter    Half year    Half year
                                    ended        ended        ended        ended
                                 Sept 30,     Sept 30,     Sept 30,     Sept 30,
                                     2005         2004         2005         2004
                                  EUR'000      EUR'000      EUR'000      EUR'000
Profit for the period
under IFRS                        172,533      148,075      242,175      201,151
Adjustments
Aircraft
Insurance                              -            -       (5,939)           -
Claim
Taxation adjustment
for above                              -            -          742            -
Adjusted profit under
IFRS                              172,533      148,075      236,978      201,151

Number of ordinary shares(in 000's)

           -Basic                 766,453      759,351      764,509      759,315
           -Diluted               771,875      764,183      769,603      764,343

Adusted earnings per ordinary
share
           -Basic(EUR               22.51        19.50        31.00        26.49
           cent)
           -Diluted(EUR             22.35        19.38        30.79        26.32
           cent)






Ryanair Holdings plc and Subsidiaries

Consolidated Income Statement in accordance with US GAAP (unaudited)

                     Quarter            Quarter        Half year      Half year
                       ended              ended            ended          ended
                     Sept30,            Sept30,          Sept30,        Sept30,
                        2005               2004             2005           2004
                     EUR'000            EUR'000          EUR'000        EUR'000
Operating revenues
Scheduled
revenues             470,494            358,585          816,781         617,644
Ancillary
revenues              71,027             52,103          129,379          92,634
Total operating
revenues
-continuing
operations           541,521            410,688          946,160         710,278
Operating expenses
Staff costs           41,301             35,227           83,077          69,309
Depreciation
and
amortisation          26,385             22,111           53,654          45,682
Other operating
expenses
 Fuel & Oil          126,967             61,908              236,873     113,750
 Maintenance,         11,225             10,825               25,063      24,898
 materials
 and
 repairs
 Marketing             3,387              3,509                8,729      10,775
 and
 distribution
 costs
 Aircraft             10,679              8,152               20,737      16,236
 rentals
 Route                42,563             34,721               83,933      67,926
 charges
 Airport and          55,465             46,052              110,039      90,322
 Handling
 charges
 Other                21,418             18,253               41,933      36,647
Total
operating
expenses             339,390            240,758              664,038     475,545
Operating
profit before
exceptional
items                202,131            169,930              282,122     234,733
Aircraft
Insurance
Claim                  -                  -                   5,939         -
Operating
profit after
exceptional
items                202,131            169,930              288,061     234,733
Other (expenses)/
income
Foreign
exchange
gains/(losses)        (481)              (879)                 463         (759)
(Loss)/gain on
disposal of
fixed assets          (16)                 -                  (16)           6
Interest
receivable and
similar income        9,211              6,759               17,821       12,818
Interest
payable and
similar
charges             (16,450)           (11,323)             (33,352)    (22,085)
Total other
(expenses)/income    (7,736)            (5,443)             (15,084)    (10,020)
Income before
taxation            194,395            164,487              272,977      224,713
Taxation            (20,309)           (15,439)            (27,849)     (20,869)
Net income          174,086            149,048              245,128      203,844


Net income per ADS
 -Basic              113.57              98.14               160.32       134.23
  (Euro cent)
-Diluted             112.77              97.52               159.26       133.35
 (Euro cent)

Adjusted net income per ADS *
   -Basic           113.57              98.14               156.92        134.23
    (Euro cent)
   -Diluted         112.77              97.52               155.88        133.35
   (Euro cent)

Weighted Average number of shares
 -Basic              766,453            759,351              764,509     759,315
 -Diluted            771,875            764,183              769,603     764,343

* Calculated on Net Income before non-recurring items(net of tax).
(5 ordinary shares equal 1 ADR)



Ryanair Holdings plc and Subsidiaries

Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)

(A) Net income in accordance with US GAAP

                                Quarter ended             Half year ended
                           Sept 30,      Sept 30,     Sept 30,       Sept 30,
                               2005          2004         2005           2004
                             EUR000        EUR000      EUR'000        EUR'000
Net income in
accordance
with IFRS                   172,533       148,075      242,175        201,151
Adjustments
Pension                        (100)           40          (17)            80
Share based
payments                        293             -          586              -
Capitalised interest (net of
amortisation) regarding aircraft
acquisition
programme                     1,601         1,158        2,842          3,058
Darley
Investments
Limited                          22            22           44             44
Taxation-
effect of
above
adjustments                    (263)         (247)        (502)          (489)
Net income in
accordance
with US GAAP                174,086       149,048      245,128        203,844


(B) Consolidated cashflow statement in accordance with US GAAP

                                                      Sept 30,       Sept 30,
                                                          2005           2004
                                                       EUR'000        EUR'000
Cash inflow
from operating
activities                                             311,484        281,401
Cash
inflow/(outflow)
from
investing
activities                                              44,129       (563,975)
Cash
(outflow)/inflow
from
financing
activities                                             (32,316)        91,136
Increase in
cash and cash
equivalents                                            323,297       (191,438)
Cash and cash
equivalents at
beginning of
year                                                   872,258        744,260
Cash and cash
equivalents at
end of period                                        1,195,555        552,822
Cash and cash
equivalents
under US GAAP                                        1,195,555        552,822
Restricted
cash                                                   204,040        200,000
Deposits with
a maturity of
between three
and six months                                         406,752        668,224
Cash and
liquid
resources in
accordance
with IFRS                                            1,806,347      1,421,046



Ryanair Holdings plc and Subsidiaries

Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)

(C) Shareholders' funds - equity
                                               Sept 30,       Sept 30,
                                                   2005           2004
                                                EUR'000        EUR'000
Shareholders' equity as reported in the
consolidated balance
sheets in accordance with IFRS                1,918,409      1,652,309
Adjustments:
Pension                                          11,720          9,953
Capitalised interest( net of
amortisation) regarding aircraft
acquisition programme                            25,789         20,559
Darley Investments Limited                          (19)          (107)
Minimum pension liability(net of
tax)                                             (6,496)        (2,631)
Unrealised losses on derivative
financial instruments(net of tax)                     -       (113,302)
Tax effect of adjustments( excluding
pension & derivative adjustments)                (5,498)        (3,077)
Shareholders' equity as adjusted to
accord with US GAAP                           1,943,905      1,563,704
Opening shareholders' equity under
US GAAP                                       1,629,559      1,356,281
Comprehensive income
Unrealised gains on derivative
financial instruments(net of tax)                58,275          3,379
Net income in accordance with US
GAAP                                            245,128        203,844
Total comprehensive income                      303,403        207,223
Stock issued for cash                            10,943            200
Closing shareholders' equity in
accordance with US GAAP                       1,943,905      1,563,704



                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

                                  Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted income statement excluding exceptional items referred to below. Exceptional items for the half year ended September 30, 2005 consist of a receipt of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Profit after tax increased by 20% to EUR242.2m during the six months compared to last year. The adjusted profit for the half year, excluding exceptional items, increased by 18% to EUR237.0m.

The results for the period and comparative year have been prepared in accordance with International Financial Reporting Standard ("IFRS") accounting policies expected to be adopted in the annual financial statements for the year ended 31 March 2006, and a detailed explanation of the financial impact of the adoption of these policies was set out in a separate document issued with the quarterly financial results for the period to 30 June 2005.

Summary Half year ended Sept 30, 2005

Profit after tax increased by 18% to EUR237.0m, compared to EUR201.2m in the previous half year ended September 30, 2004. These results were achieved by strong growth in passenger volumes and continued tight cost control, excluding fuel, which was significantly higher than in previous periods. Total operating revenues increased by 33% to EUR946.2m, which is greater than the 29% growth in passenger volumes, as average fares rose by 3% and ancillary revenues grew by 40% to EUR129.4m. Total revenue per passenger as a result increased by 3% whilst Passenger Load Factor decreased by 1 point to 86% during the period.

Total operating expenses increased by 40% to EUR664.0m, due to the increased level of activity, and the increased costs, primarily fuel, route charges and airport & handling costs associated with the growth of the airline. Fuel, which represents 36% of total operating costs compared to 24% last year, increased by 108% to EUR236.9m due to substantial increases in the US$ cost per gallon, partially offset by the strengthening of the Euro to US$ exchange rate. Unit costs excluding fuel declined by 7% as all other cost items increased at a slower rate than the growth in passenger volumes. Due to the significantly higher fuel costs operating margins declined by 3 points to 30%, whilst operating profit increased by 20% to EUR282.1m.

Profit before tax has increased by 19%, less than the growth in operating profit due to the higher net interest charges arising from the increased level of debt, partially offset by foreign exchange gains which arose from the translation of foreign currency bank balances to Euro at the half year end exchange rates. Net Margins declined by 3 points to 25% for the reasons outlined above.

Adjusted basic earnings per share has risen by 17% to 31.00 cent for the period.

Balance Sheet

The strong growth in profitability continues to positively impact the balance sheet with Total Cash increasing by EUR200.6m to EUR1,806.3m despite funding an additional EUR78.5m in capital expenditure from internal resources. The company took delivery of one 737-800 aircraft and funded additional aircraft deposits during the period. Total debt declined during the period as repayments exceeded debt drawdowns by EUR43.3m. Shareholders' Funds at Sept 30, 2005 have increased by EUR183.9m to EUR1,918.4m, compared to March 31, 2005 reflecting the EUR242.2m increase in profitability during the period offset by a reduction of EUR69.2m resulting from changes in the accounting treatment for derivative financial instruments, pensions and stock options following the adoption of IFRS.

Detailed Discussion and Analysis Half year ended Sept 30, 2005

Profit after tax, increased by 18% to EUR237.0m due to a 3% increase in average fares, strong growth in ancillary revenues, and tight cost control which was offset by fuel costs increasing by 108% to EUR236.9m during the period. Operating margins, declined by 3% due to higher fuel costs whilst operating profit increased by 20% to EUR282.1m compared to half year ended Sept 30, 2004.

Total operating revenues increased by 33% to EUR946.2m due to the combination of a 29% increase in passengers carried, an improvement in average fares and strong growth in ancillary revenues.

Scheduled passenger revenues increased by 32% to EUR816.8m due to a 3% improvement in average fares, increased passenger volumes on existing routes, the successful launch of new routes and new bases at Shannon, Liverpool and Luton. The strengthening of the euro against sterling during the period negatively impacted fares by 1%. As expected Load factor also declined by 1 point to 86% during the period.

Ancillary revenues continue to perform strongly with revenues growing by 40% to EUR129.4m in the period. This performance reflects the strong growth in on board sales, non-flight scheduled revenues, and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes and now account for 14% of total revenues compared to 13% last year.

Total operating expenses increased by 40% to EUR664.0m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by a 10% increase in the average sector length, whilst higher US$ fuel prices were partly offset by the strength of the Euro exchange rate against the US dollar.

Staff costs have increased by 21% to EUR83.6m. This increase primarily reflects a 14% increase in average employee numbers to 2,987 and the impact of pay increases of 3% granted during the period. Pilots, who earn higher than the average salary, accounted for 44% of the increase in employment during the period.



Depreciation and amortisation increased by 18% to EUR53.0m. There are an additional eight 'owned' 737-800 aircraft in the fleet this year compared to last year. The resultant higher depreciation charge was offset by a combination of lower amortisation due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 108% to EUR236.9m due to a 32% increase in the number of hours flown, a significant increase in the average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US dollar during the period.

Maintenance costs increased by EUR0.2m to EUR25.1m reflecting an increase in the size of the fleet operated, and an increase in the number of hours flown offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 operated and the return of 6 leased 737-300's to ILFC.

Marketing and distribution costs decreased by EUR2.0m to EUR8.7m due to the reduction in the level of marketing activity and related expenditure compared to the previous year.

Aircraft rental costs increased by 28% to EUR20.7m reflecting an additional 7 aircraft on lease during the period partially offset by the savings arising from the return of 6 737-300 aircraft to ILFC.

Route charges increased by 24% to EUR83.9m due to an increase in the number sectors flown, an increase in the average sector length, offset by a reduction in enroute charges in certain EU countries and the benefit of a stronger euro to sterling exchange rate.

Airport and handling charges increased by 22% to EUR110.0m, which is lower than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports offset by lower costs at new airports and bases, and the positive impact of the strength of the euro exchange rate against sterling during the period.

Other expenses increased by 14% to EUR42.0m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on certain indirect costs.

Operating margins have declined by 3 points to 30% for the period due to the reasons outlined above which has resulted in operating profits increasing by 20% to EUR282.1m.

Interest receivable has increased by EUR5.0m to EUR17.8m due to the combined impact of a higher cash balance and increases in average deposit rates during the period.

Interest payable increased by EUR10.9m due to the drawdown of debt to part fund the purchase of new aircraft during the period.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR311.5m. which part funded capital expenditure during the period with the balance reflected in Total Cash of EUR1,806.3m. Capital expenditure of EUR78.5m primarily comprised of the delivery of an aircraft and further advance payments for future aircraft deliveries. Long term Debt, net of repayments decreased by EUR43.3m during the period.

Shareholders' Funds at September 30, 2005 have increased by EUR183.9m to EUR1,918.4m, compared to March 31, 2005 reflecting the EUR242.2m increase in profitability during the period offset by a reduction of EUR69.2m resulting from changes in the accounting treatment for derivative financial instruments, pensions and stock options following the adoption of IFRS.

Detailed Discussion and Analysis Quarter Ended September 30, 2005
Profit after tax, increased by 16% to EUR172.5m due to a 3% increase in average fares and strong ancillary revenue growth, which was offset by fuel costs which increased by 105% to EUR127.0m reflecting the higher US$ cost per gallon. Operating margins, as a result, fell by 5 points to 37%, which in turn resulted in operating profit increasing by 18% to EUR202.2m compared to the previous quarter.

Total operating revenues increased by 32% to EUR541.5m whilst passenger volumes increased by 28% to 9.5m. Total revenue per passenger increased by 3% in the quarter due to a combination of higher average fares, strong ancillary revenue growth but was partially offset by the weakening of Sterling exchange rate against the Euro.

Scheduled passenger revenues increased by 31% to EUR470.5m due to a combination of increased passenger volumes on existing routes, the successful launch of new bases at Luton, Liverpool and Shannon and a 3% increase in average fares, partially offset by the weakening of Sterling exchange rate against the Euro. Ancillary revenues increased 36% to EUR71.0m, a faster growth rate than passenger volumes, reflecting a strong performance in non-flight scheduled revenues, on-board sales and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes and remain at 13% of total revenues compared to the same period last year.

Total operating expenses increased by 41% to EUR339.3m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by an increase in the average sector length, whilst higher US$ fuel prices were partially offset by the strength of the Euro exchange rate against the US$.

Staff costs have increased by 18% to EUR41.5m primarily due to a 14% increase in average employee numbers to 2,876 and the impact of pay increases of 3% compared to the previous quarter ended September 30, 2004.

Depreciation and amortisation increased by 22% to EUR26.1m. A higher depreciation charge due to an increase in the size of the 'owned' fleet from 66 to 74, offset by a lower amortisation charge due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of 737-800 aircraft. The strengthening of the Euro to US$ also had a positive impact on the depreciation and amortisation charge relating to new aircraft deliveries.

Fuel costs rose by 105% to EUR127.0m due to an increase in the number of sectors flown, an 8% increase in sector length, and a significantly higher average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US$ during the period.

Maintenance costs increased by 4% to EUR11.2m reflecting the improved reliability arising from the higher proportion of 737-800 operated and a lower level of maintenance costs incurred due to the return of six 737-300's and the positive impact of the strengthening of the Euro exchange rate, partially offset by an increase in the number of leased 737-800 aircraft from 10 to 17.

Marketing and distribution costs decreased by 3% to EUR3.4m due to the reduction in the level of marketing activity and related expenditure compared to the previous year.

Aircraft rental costs increased by 31% to EUR10.7m reflecting an additional 7 aircraft on lease during the quarter offset by the savings arising from the return of 6 737-300's to ILFC.

Route charges increased by 23% to EUR42.6m due to an increase in the number of sectors flown and an increase of 8% in the average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 20% to EUR55.5m, which was slower than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports offset by lower costs and new airports and bases, and the strengthening of the Euro exchange rate against Sterling.

Other expenses increased by 17% to EUR21.5m, which is lower than the growth in ancillary revenues due to improved margins on some existing products, and cost reductions achieved on indirect costs.

Operating margins have declined by 5 points to 37% due to the reasons outlined above whilst operating profits have increased by 18% to EUR202.2m during the quarter.

Interest receivable has increased by EUR2.4m to EUR9.2m for the quarter due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned in the quarter compared to last year.

Interest payable increased by EUR5.1m to EUR18.4m due to the drawdown of debt to part fund the purchase of new aircraft.

Foreign exchange losses have decreased during the quarter to EUR0.5m due to the positive impact of changes in the Sterling exchange rate against the Euro compared to last year.









                       Notes to the Financial Statements

 1. Accounting Policies

    This period's financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards ("IFRS") in issue that either are adopted by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be adopted and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use accounting standards adopted by the EU. Based on these recognition and measurement requirements, management has made assumptions about the accounting policies expected to be applied, when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the financial year ending 31 March 2006. These preliminary accounting policies are set out in the document titled "Explanation of the financial impact following adoption of IFRS" published in August 2005 with the first quarter financial results.

 2. Approval of the Preliminary Announcement

    The Audit Committee approved the consolidated financial statements for the half year ended Sept 30, 2005 on November 4th, 2005.

 3. Generally Accepted Accounting Policies

    The Management Discussion and Analysis of Results for the half year ended Sept 30, 2005 and the comparative period are based on the results reported under the group's preliminary IFRS accounting policies, as adjusted for certain exceptional items.

 4. Ancillary Products and Services

        In order to more accurately reflect the structure of certain ancillary contracts and to provide more meaningful information to users the Group has taken the opportunity to reclassify certain ancillary revenues and costs (primarily car hire and travel insurance). This has resulted in a reduction in revenues of EUR19.9 million with a corresponding reduction in costs in the period ended 30 September 2005 (30 September 2004:
        EUR10.8 million). This has resulted in an increase in net margin of 0.5% to 25.1% in the period ended 30 September 2005 (30 September 2004 0.4% to 28.3%). Going forward the Group intends to report ancillary revenues and costs on a basis consistent with the treatment described herein."


Independent review report to Ryanair Holdings plc for the six months ended 30 September 2005

Introduction
We have been instructed by the company to review the consolidated balance sheet of Ryanair Holdings plc at 30 September 2005 and the related consolidated statements of income, changes in shareholders' funds - equity and cash flows for the six month period then ended and the related notes as set out on pages 1 to
7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where there are any changes, and the reasons for them, are disclosed. As explained in note 3 to the document published by Ryanair on 2nd August 2005, entitled "Explanation of the Financial Impact Following the Adoption of International Financial Reporting Standards", EU law requires that the next annual consolidated financial statements of the company are prepared in accordance with accounting standards adopted for use in the European Union further to IAS Regulation (EC 1606/2002).

Therefore this interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS's in issue that either are adopted by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be adopted and effective (or available for early adoption) at 31 March 2006.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of Interim Financial Information" issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Emphasis of matter
Without qualifying our review conclusion, we draw attention to note 3 to the document published by Ryanair on 2nd August 2005, entitled "Explanation of the Financial Impact Following the Adoption of International Financial Reporting Standards", that explains why there is a possibility that the company's management may determine that changes to the accounting policies adopted in preparing the consolidated interim financial information are necessary when management prepares its first annual financial statements in accordance with accounting standards adopted by the EU as of 31 March 2006.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005, which is stated to have been prepared in accordance with the basis of preparation note set out in note 3 to the "Explanation of the Financial Impact Following the Adoption of International Financial Reporting Standards". This describes how the recognition and measurement requirements of accounting standards expected to be adopted by the EU for use at the next annual reporting date have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first annual financial statements in accordance with accounting standards adopted by the EU as of 31 March 2006.

KPMG4 November 2005
Chartered Accountants
Dublin, Ireland




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 November, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director